KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

September 21, 2007

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Ellie Quarles
Special Counsel

Re:	Jarden Corporation
Definitive 14A
Filed March 30, 2007
File No. 1-13665

Dear Mr. Quarles:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated August 21, 2007 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Exhibit B hereto, the acknowledgement of Jarden Corporation as required by the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander
Mitchell D. Hollander

Enclosures

cc:    John E. Capps, Esq. (Jarden Corporation)

Exhibit A - Responses of Jarden Corporation to the

Commission Staff Comment Letter dated August 21, 2007

Compensation of Directors, page 11

Director Compensation Table, page 11

1.	Please disclose the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Item 402(k)(2)(iv) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, notes that although the Company disclosed the grant date fair value in aggregate of the awards issued in 2006 in accordance with FAS 123(R) in Footnote 2 to the Director Compensation table, in applicable future filings, the Company will disclose the grant date fair value per award (per share).

2.	Disclose all assumptions made in the valuation of awards in the stock and options awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management’s discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, notes that the Company, in applicable future fillings, will refer to its annual filing regarding the assumptions made in the valuation of awards in the stock and option awards columns of the Director Compensation table. The Company anticipates utilizing similar language as disclosed in Footnote 2 to the Summary Compensation table on page 24 of the proxy statement.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

3.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, bonus and non-equity incentive plan compensation awarded to Mr. Franklin were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

The Company notes the Staff’s comment and, in response to this comment, respectfully notes that as disclosed in the proxy statement, individual compensation is based on a number of different factors including comparability within grade level, comparable peer group compensation, advice of independent compensation experts, performance against specific goals established by the Compensation Committee or Board of Directors and shareholder value creation. The compensation program for executive officers is designed not only to reflect the value the individual creates for the Company, but also to be competitive with the compensation that individual could obtain in the open market place. The Company has a strong track record of paying for performance and believes that the Company’s performance and returns to shareholders have validated the programs approved by the Compensation Committee or the Board of Directors. To the extent the above is not fully reflected in prior flings, the Company intends to supplement the disclosure in applicable future filings to clarify the reasons for the material differences in the amounts of compensation awarded to the individual named executive officers.

4.	You indicate that compensation is based on individual contributions. Please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer’s individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, respectfully notes that as noted in our response to comment #3, the compensation for executive officers is tailored specifically to the value the Compensation Committee believes that individual can create for the Company, as well as competitive pressures in the market. However, even these individually tailored programs are primarily structured within the same programs used for all senior management, namely a base salary, the annual cash incentive program, the “discretionary” program outlined in employment agreements and the stock incentive program. The sizes of the individual awards within these programs are determined by the Compensation Committee. The Company intends to provide further details in applicable future filings regarding the manner in which the Company takes into consideration the individual factors used to structure and implement specific compensation packages.

5.	Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, respectfully notes that the chief executive officer and other members of management research and provide information the Compensation Committee requests to help make the committee’s determination of the amount or form of executive compensation. The Company will clarify this disclosure in applicable future filings.

Use of Outside Consultants, page 19

6.	Please identify the outside consultant that the compensation committee retained and discuss fully the role of the compensation consultant in determining or recommending the amount of executive or director compensation. See Item 407(e)(3)(iii) of Regulation S-K. Please discuss fully the nature and scope of the compensation consultant’s assignment and disclose the work that the compensation consultant performed for management. Identify the members of management that participate in engaging the compensation consultant.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company’s Compensation Committee retained Towers Perrin to provide market data to the Compensation Committee and management on competitive pay practices for executives and to assist in designing compensation and benefits programs, including long-term equity incentive compensation programs. Typically the company’s Chief Financial Officer or Senior Vice President of Human Resources would engage the compensation consultant to assist the Compensation Committee, but this can be done by any executive officer. As disclosed in the proxy statement and discussed above, the compensation consultant’s work is one element of the overall information considered by the Compensation Committee in making its determination. The Compensation Committee’s overriding consideration is to link management’s compensation to the performance of the business and returns to shareholders, while maintaining a competitive program compared to peer group companies. The Company intends to expand the disclosure under the heading “Use of Outside Consultants” in the Compensation Discussion and Analysis section of applicable future filings.

7.

To the extent that you engage in benchmaking your performance against the general industry companies, please identify those companies. See Item 402(b)(2)(xiv) of Regulation S-K. Please discuss fully how you determine the amount for each element to pay and how your decisions regarding each compensation element fit into your overall compensation objectives and affect decisions regarding other elements. Refer to Items 402(b)(1)(v) and (vi) of Regulation S-K. Please analyze why the compensation committee and compensation consultant have compared the company to the comparator groups to determine compensation amounts and discuss the results of those analyses and their effect on executive compensation. For example, disclose whether you target company pay at a certain percentile of the comparator groups. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the comparator groups and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that although the Company consults composite compensation survey information on general industry companies for a variety of positions, it does not formally benchmark the Company’s executive compensation against general industry companies and does not believe that a meaningful comparator group exists for this purpose. For senior management positions, the Company considers, among a variety of factors, compensation information from general industry companies as well as the high growth and high performing companies listed under the heading “Use of Outside Consultants” in the Compensation Discussion and Analysis section of the proxy statement.

Because the Company does not formally benchmark compensation against a comparator group and does not set compensation at a target percentile of a comparator group, we do not track the actual percentiles for total compensation and each benchmarked element of compensation or where actual payments fall within targeted parameters.

Cash Compensation, page 20

8.	The as-adjusted earnings per share is $0.80 higher than basic earnings per share for 2006 as reported in your annual report. Please clarify whether the compensation committee established in advance the types of adjustments it would make to earnings per share to determine the incentive compensation and discuss how adjusted earnings per share compares to reported earnings per share.

The Company notes the Staff’s comment and, in response to this comment, the Company intends to clarify in applicable future filings that the Compensation Committee establishes in advance the general types of adjustments it would make to earnings per share to determine the incentive compensation. The specific items for which adjustments were made in 2006 are listed on page 20 under the heading “Cash Compensation” in the Compensation Discussion and Analysis section of the proxy statement. In addition, in applicable future filings, the Company will discuss how adjusted earnings per share compare to reported earnings per share.

9.	Clarify whether the board or compensation committee has discretion to reduce the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, will clarify in applicable future filings that the Compensation Committee has discretion to determine the size of any discretionary bonus that may be payable to the Company’s Chairman and Chief Executive Officer, Vice Chairman and Chief Financial Officer and President and Chief Operating Officer pursuant to their respective employment agreements.

As disclosed in the proxy statement, the target annual incentive bonus participation rates for the named executive officers are set by the employment agreements of each of the respective officers, the terms of which are determined by the Compensation Committee. The Compensation Committee sets the performance targets in advance and then determines whether the performance targets have been met, but does not adjust the level of the award.

Equity Based Compensation, page 21

10.	On page 21, you state that equity awarded to each individual is not conditioned on equity previously granted, yet you indicate on page 22 that you consider the number of unvested stock-based awards held by the executive. Please reconcile the disclosure.

The Company notes the Staff’s comment and, in response to this comment, will revise the disclosure in applicable future filings to delete the statement on page 21 of the proxy statement that equity awarded to each individual is not conditioned on equity previously granted. The Company advises the Staff that it intended to convey that each annual award is a discrete award based on such factors as the Company’s Board of Directors may determine at the time of each grant. Eligibility to receive an annual award is determined each year. However, in structuring awards to incentivize personnel and create a long-term link between the compensation provided to the personnel and gains realized by stockholders, the Company may consider the number of unvested versus vested awards held by an individual in determining the size of an award.

Post-Employment and Other Events, page 23

11.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits in the employment agreements are negotiated provisions between the Company and the named executive officer.

Summary Compensation Table, page 24

12.	You state that no amounts are shown for perquisites that do not exceed $10,000. Because you have reported perquisites in excess of $10,000 for each of the named executive officers, it is unclear why you have included a reference to this exception. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Please advise.

The Company notes the Staff’s comment and, in response to this comment, the Company respectfully submits that any statements that indicate that no amounts are shown for perquisites that do not exceed $10,000 was inadvertently and erroneously included in such filing. Applicable future filings will be amended accordingly.

13.	Please describe in a footnote the methodology for computing the aggregate incremental cost of the personal use of company aircraft. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, the Company will describe in applicable future filings the methodology for computing the aggregate incremental cost of the personal use of company aircraft by including the following additional language:

“We valued the incremental cost using a method that takes into account aircraft fuel expenses per flight hour and engine maintenance expenses per flight hour attributable to personal use; and to the extent attributable to personal use, any landing and parking fees; flight planning expenses; crew travel expenses; supplies and catering; excise taxes; and customs, foreign permit and similar fees.”

Grants of Plan-Based Awards, page 25

14.	It is unclear why you have not included the restricted shares in the estimated future payouts under equity incentive plan awards column since the awards are subject to vesting based on the achievement of performance goals. Refer to Item 402(d)(2)(iv) of Regulation S-K. Similarly, please include the restricted shares in the equity incentive plan awards column of the outstanding equity awards table on page 26. See Item 402(f)(2)(ix) of Regulation S-K. Please advise.

The Company notes the Staff’s comment and, in response to this comment, respectfully notes that the Company disclosed all awards issued to the named executive officers in 2006 in the Grants of Plan-Based Awards table on page 25 of the proxy statement. Messrs. Franklin, Ashken and Lillie were not granted equity awards in fiscal year 2006. The restricted shares which vest based on the achievement of the Company’s volume weighted share price for ten consecutive days reaching $42.66 per share were issued to the named executive officers in fiscal year 2005.

In applicable future filings, the Company will disclose the number of restricted shares and their grant date fair value in the equity incentive plan awards in columns (i) and (j), respectively, of the Outstanding Equity Awards table. The Company currently disclosed the number of restricted shares and their grant date fair value in columns (g) and (h), respectively.

Option Exercises and Stock Vested During Fiscal 2006, page 27

15.	Please explain the relevance to your disclosure of the Alltrista Corporation long-term equity incentive plan.

The Company notes the Staff’s comment and, in response to this comment, the Company respectfully informs the Staff that the former name of the Company was Alltrista Corporation and that the Alltrista Corporation Long-Term Equity Incentive Plan is an existing equity plan of the Company under which certain current employees were previously granted stock options.

Employment Agreements, page 28

16.	Please disclose or tell us why you have not disclosed the budgeted EBlTDA goal to which Mr. Lillie’s operating bonus is subject. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the EBITDA target for Mr. Lillie is set each year in the annual budget approved by the Company’s Board of

Directors. The Company intends to disclose the applicable EBITDA targets for Mr. Lillie in applicable future filings, unless such target levels are not required to be disclosed due to the nature of such confidential financial information that would result in competitive harm to the Company. In such case, the Company will comply with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 30

17.	You have not defined key terms such as “Cause,” “Good Reason” or “Change of Control” under the agreements. Please define these terms.

The Company notes the Staff’s comment and, in response to this comment, the Company will in applicable future filings, define the following key terms: “Cause,” “Good Reason” or “Change of Control.”

Exhibit B - Jarden Corporation Acknowledgement

Jarden Corporation (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JARDEN CORPORATION

/s/ John E. Capps
John E. Capps Senior Vice President, General Counsel and Secretary